February 24, 2017

VIA EDGAR

Ms. Loan Lauren P. Nguyen

Legal Branch Chief

Office of Natural Resources

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	KLR Energy Acquisition Corp.

Preliminary Proxy Statement on Form PREM14A

(the “Preliminary Proxy Statement”)

Filed January 18, 2017

File No. 1-37712

Dear Ms. Nguyen:

I am writing as counsel to KLR Energy Acquisition Corp. (the “Company”) in response to your letter dated February 14, 2017, which contained comments by the U.S. Securities and Exchange Commission regarding the above-referenced Preliminary Proxy Statement. The Company is currently updating the Preliminary Proxy Statement to address these comments and to update the audited financial statements contained in the Preliminary Proxy Statement, and plans to file a letter response concurrently with its amended filing of the Preliminary Proxy Statement.

As previously discussed, please be advised that the Company will not be able to address the comments within ten days of the date of your letter, because the Company does not expect to receive an auditor opinion relating to the updated audited financial statements within such time period. The Company expects to file a letter response addressing the comments by March 10, 2017.

Very truly yours,

/s/ Sarah K. Morgan
Sarah K. Morgan